ALE Group Holding Limited

Unit 1005, 10/F, Tower A, New Mandarin Plaza,

14 Science Museum Road, Tsim Sha Tsui, Hong Kong

September 30, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade and Services

100 F Street, N.E.

Mail Stop 3561

Washington, DC 20549

Attn: Scott Anderegg

Re:	ALE Group Holding Ltd Post-Effective Amendment No. 2 to Registration Statement on Form F-1 Filed September 1, 2021 File No. 333-239225

Dear Mr. Anderegg:

ALE Group Holding Limited (the “Company”, “ALE,” “we”, “us” or “our”) hereby transmits its response to the letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated September 21, 2021 regarding our post-effective amendment No.2 to registration statement on F-1 (the “Registration Statement”). For ease of reference, we have repeated the Commission’s comments in this response and numbered them accordingly. The post-effective amendment No.3 to the Registration Statement filed publicly accompanying this Response Letter is referred to as the Amended Registration Statement.

Post-Effective Amendment No. 2 to Registration Statement on Form F-1

Prospectus Cover Page, page i

1.	We note your response to comment 1 and your revised disclosure. Please add to the prospectus cover page a specific cross-reference to the detailed discussion of the risks facing the company and the offering as a result of your organizational structure.

Response: In response to the Staff’s comment, we have added the specific cross-references on page i of the Amended Registration Statement.

2.	We note your response to comment 3 and your revised disclosure. On the prospectus cover page, where you state that “a few of our clients are PRC individuals,” please revise this to disclose the approximate number of clients that you have in the PRC. In this regard, we note your disclosure on page 45 that you have less than 10,000 clients based in China. Please make conforming revisions throughout the prospectus where you use similar language to describe the number of clients you have in the PRC.

Response: In response to the Staff’s comment, we have revised throughout the prospectus to clarify that we have three clients who are PRC individuals.

3.	We note your response to comment 4 and your revised disclosure. Please clearly differentiate throughout the prospectus between the entity that is the holding company and entities that are conducting business operations.

Response: In response to Staff’s comment, we have revised our disclosure in the Business section and added disclosures on cover page ii, pages 44 and 61 of the Amended Registration Statement. We made such revisions based on the understanding that our operations are conducted by the subsidiaries instead of the holding company in BVI.

Prospectus Summary, page 1

4.	We note your response to comment 5 and you revised disclosure. Please revise the summary of risk factors to add specific cross-references to the more detailed discussion of the significant regulatory, liquidity, and enforcement risks. In addition, please add a summary risk factor addressing the uncertainty as to whether you or your subsidiaries are required to obtain permission from Chinese authorities to operate and issue these securities to foreign investors.

Response: In response to the Staff’s comment, we revised the summary of risk factors on page 2 of the Amended Registration Statement. We respectfully advise the Staff that we are a holding company in British Virgin Islands with all of our operation conducted by the operating entity in Hong Kong. Hong Kong is a special administrative region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law, namely, Hong Kong’s constitutional document, which provides Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems”. Accordingly, as mentioned earlier, the laws and regulations of the PRC do not currently have any material impact on our business, financial condition or results of operations. However, we also acknowledged on cover page i, pages 2, and 6 that there is no assurance that there will not be any changes in the economic, political and legal environment in Hong Kong in the future. If there is significant change to current political arrangements between mainland China and Hong Kong, companies operated in Hong Kong may face similar regulatory risks as those operated in PRC, including its ability to offer securities to investors, list its securities on a U.S. or other foreign exchange, conduct its business or accept foreign investment. In light of China’s recent expansion of authority in Hong Kong, there are risks and uncertainties which we cannot foresee for the time being, and rules and regulations in mainland China can change quickly with little or no advance notice. The Chinese government may intervene or influence our current and future operations in Hong Kong at any time, or may exert more control over offerings conducted overseas and/or foreign investment in issuers likes ourselves.

5.	We note your response to comment 6 and your revised disclosure that “[t]he draft amendment of Measures for Cybersecurity Review remains unclear whether a Hong Kong company which collects personal information from PRC individuals shall be subject to the draft amendment. As a result, the likelihood of us being subject to the review of the CAC is remote.” Please revise your disclosure to explain why you believe the likelihood of you being subject to the review of the CAC is remote. Please make conforming revisions to the risk factor disclosure.

Response: In response to Staff’s comment, we have revised the disclosure on pages 2 and 25 of the Amended Registration Statement to clarify that based on the opinion of Han Kun Law Offices, our PRC counsel, we do not currently expect the draft of the Measures for Cybersecurity Review for public comments, or the Revised Draft, to have an impact on our business, operations or this offering as we do not believe that ALECS is deemed to be an “operator of critical information infrastructure” or a “data processor” controlling personal information of no less than one million users, that are required to file for cybersecurity review before listing in the U.S., because (i) ALECS is incorporated and operating in Hong Kong without any subsidiary or VIE structure in mainland China and the Revised Draft remains unclear whether it shall be applied to a Hong Kong company; (ii) as of date of this prospectus, ALECS has collected and stored personal information of three PRC individual clients, far less than one million users; and (iii) as of the date of this prospectus, ALECS has not been informed by any PRC governmental authority of any requirement that it files for a cybersecurity review. However, there remains significant uncertainty in the interpretation and enforcement of relevant PRC cybersecurity laws and regulations. If the Revised Draft is adopted into law in the future and if ALECS is deemed to be an “operator of critical information infrastructure” or a “data processor” controlling personal information of no less than one million users, ALECS’s operation and the listing of our Ordinary Shares in the U.S. could be subject to CAC’s cybersecurity review in the future.

6.	We note your response to comment 6 and your revised disclosure concerning “Recent Regulatory Development in PRC.” Please revise this disclosure to add cross-references to the more detailed discussion of the risks and uncertainties associated with these developments in the risk factor section of the prospectus.

Response: In response to the Staff’s comment, we have revised on page of the Amended Registration Statement to add cross-references to the more detailed discussion of the risks and uncertainties associated with these developments in the risk factor section of the prospectus.

7.	We note your response to comment 6 and your revised disclosure concerning “Recent Regulatory Development in PRC.” Please revise your disclosure to explain why you believe you are not required to obtain regulatory approval from Chinese authorities, including specifically the CAC, before listing in the U.S. Please make conforming revisions to the risk factor disclosure.

Response: In response to the Staff’s comment, we included on page 6 of the Amended Registration Statement to disclose why we believe we and our operating entity are not required to obtain regulatory approval from Chinese authorities, including specifically the CAC, before listing in the U.S.

Transfers of Cash To and From Our Subsidiaries, page 4

8.	We note your response to comment 7 and your revised disclosure. Please describe whether you are subject to any restrictions on foreign exchange. In doing so, please address your ability to transfer cash between entities, across borders, and to U.S. investors. Please also describe any restrictions and limitations on your ability to distribute earnings from your businesses, including subsidiaries, to the parent company and U.S.

Response: In response to the Staff’s comment, we included on page 4 of the Amended Registration Statement to clarify that we do not subject to restrictions on the foreign exchange.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Joan Wu at jwu@htflawyers.com or by telephone at (212) 530-2208.

Very truly yours,

/s/ Tak Ching (Anthony) Poon
Tak Ching (Anthony) Poon
CEO

cc:	Joan Wu
Hunter Taubman Fischer & Li LLC

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